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14030144

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/13/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IEX Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 World Trade Center, 30th Floor
(No. and Street)

New York (City) NY (State) 10007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann CPAs
(Name – *if individual, state last, first, middle name*)

1065 Avenue of the Americas (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03/11/14

OATH OR AFFIRMATION

I, John Schwall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IEX Services LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President & Treasurer

Title



Notary Public

BENJAMIN BARUCH AISEN
Notary Public, State of New York
No. 02AI6247140
Qualified in New York County
Commission Expires Aug. 22, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IEX SERVICES LLC

Financial Statement

Report Pursuant to Rule 17a-5 of the Securities and Exchange Commission

December 31, 2013

"Public"

IEX SERVICES LLC

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
IEX Services LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of IEX Services LLC as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of IEX Services LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in Schedules 1, 2 and 3 has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2 and 3 is fairly stated in all material respects in relation to the financial statement as a whole.

/s/ Mayer Hoffman McCann CPAs

New York, New York
February 20, 2014

IEX SERVICES LLC
Statement of Financial Condition
December 31, 2013

ASSETS

Cash (Note 3)	$	10,807,773
Receivable from Clearing Firm and Other Broker-Dealers (Notes 3 and 4)		792,667
Other Assets		4,717
TOTAL ASSETS	**$**	**11,605,157**

LIABILITIES AND MEMBER'S DEFICIENCY

Payable to Clearing Firm and Other Broker-Dealers (Note 4)	$	9,902
Payable to Parent (Note 5)		806,271
Accrued Expenses		130,780
		946,953
Subordinated Loan Payable (Note 5)		13,194,555
Member's Deficiency		(2,536,351)
TOTAL LIABILITIES AND MEMBER'S DEFICIENCY	**$**	**11,605,157**

See accompanying notes

IEX SERVICES LLC
Notes to Statement of Financial Condition

Note 1 – Organization and Nature of Business

IEX Services LLC (the "Company") was formed under the laws of the State of Delaware on January 23, 2013 for the purpose of operating an Alternative Trading System ("ATS"). The Company is a wholly owned subsidiary of IEX Group, Inc. (the "Parent") and became a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") on September 13, 2013.

The Company is a limited liability company. Accordingly, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Parent, nor its directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation, or liability of the Company.

The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the occurrence of any dissolution event set forth in the Amended and Restated Operating Agreement of IEX Services LLC, as the same may be amended from time to time, (ii) the written consent of the Parent, (iii) the withdrawal or dissolution of the Parent or the occurrence of any other event which terminates the continued membership of the Parent in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iv) the entry of a decree of judicial dissolution.

Note 2 – Significant Accounting Policies

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue Recognition

The Company's primary business is matching shares on its trading system. However, they also offer order routing on a cost-plus-1-mil basis and serves as a pass-through for Regulatory Transaction Fees. Revenues are considered earned upon execution of a trade and are recognized on a trade-date basis. Revenues and the related routing, clearing and regulatory fees and expenses are recorded on a gross basis in revenues and expenses.

Note 2 – Significant Accounting Policies (Continued)

Income Taxes

The Company is included in the consolidated income tax returns filed by the Parent, which files as a C-corporation. Income taxes are calculated as if the Company filed on a separate return basis and as a C-corporation. The Company records income tax expense (benefit) using the asset and liability method, under which recognition of deferred tax assets and related valuation allowance and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized. At December 31, 2013, based upon its evaluation of the Company's current result of operations, the Company recorded a full valuation allowance on its deferred tax asset. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their recorded net amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes." The Company did not record a liability for unrecognized tax benefits. The Company has no tax positions at December 31, 2013 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company had no accruals for interest and penalties at December 31, 2013.

Note 3 – Concentration of Credit Risk and Major Subscribers

Cash

The Company maintains cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2013, the Company had deposits at a financial institution in excess of FDIC limits of approximately $10,555,000.

Major Subscribers

At December 31, 2013, approximately $43,000 was due from 2 subscribers.

Note 4 – Receivables from, and payable to Clearing Firm and Other Broker-Dealers

As of December 31, 2013, the Company had amounts receivable from, and payable to, a Clearing Firm and Other Broker-Dealers as follows:

	Receivable	Payable
Clearing Firm	$ 500,064	$ 9,890
Other Broker-Dealers	292,603	12
	$ 792,667	**$ 9,902**

The Clearing Firm receivable consists of a $500,000 security deposit and $64 in interest, accumulated at the interest rate as defined in the Clearing Agreement.

Note 5 – Related Party Transactions

Subordinated Loan Agreement

The Company entered into a Subordinated Loan Agreement ("SLA") on September 13, 2013 with the Parent in order to fund its operations. The SLA is for $13,000,000 with a 5% per annum interest charge with a three year term. The terms and conditions of the SLA do not allow for any payment of interest or principal prior to the first year anniversary of the agreement (September 13, 2014).

At December 31, 2013, the Company has approximately $195,000 of interest accrual associated with the terms and conditions of the SLA, which has been included in the Subordinated Loan on the Statement of Financial Condition.

Note 5 – Related Party Transactions (Continued)

The Subordinated Loan and related interest accrual are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Software License and Expense Sharing Agreement

The Company entered into a Software License and Expense Sharing Agreement ("ESA") with the Parent on October 1, 2013 to reimburse the Parent on a monthly basis for expenses incurred on the Company's behalf. At December 31, 2013, amounts due to parent relating to the ESA was approximately $806,000.

Note 6 – Income Taxes

At December 31, 2013, the Company had a deferred tax asset of approximately $1,147,000 relating to net operating loss carryforwards and a full valuation allowance of the same amount.

At December 31, 2013, the Company has a federal net operating loss carryforward for income tax purposes of approximately $2,486,000 which will expire in 2033.

Note 7 – Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the Company's first 12 months of operations. At December 31, 2013, the Company had net capital of $10,360,884, which exceeded the minimum requirement of $1,000,000 by $9,360,884. The Company's ratio of aggregate indebtedness to net capital was .09 to 1.

Note 8 – Subsequent Events

The Company has evaluated subsequent events through February 20, 2014, which is the date the financial statements were available to be issued, and have determined that there are no significant subsequent events to report.

Schedule 1

IEX SERVICES LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Total Member's Deficiency		$ (2,536,351)
Add:		
Subordinated Loan (including Interest Accrual)		13,194,555
Deductions:		
Total Non-Allowable Assets		(297,320)
NET CAPITAL		**$ 10,360,884**
Aggregate Indebtedness:		
Items included in the Statement of Financial Condition:		
Payable to Clearing Firm and Other Broker-Dealers	$ 9,902	
Payable to Parent	806,271	
Accrued Expenses	130,780	
	$ 946,953	
Computation of Basic Net Capital Requirement:		
Minimum net capital required		$ 1,000,000
Excess Net Capital		$ 9,360,884
Net Capital less 120% of minimum net capital requirement		$ 9,160,884
Ratio: Aggregate Indebtedness to Net Capital		0.09 to 1

Note: There are no material differences between the preceeding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2013.

Schedule 2

IEX SERVICES LLC
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(ii) of the rule.

IEX SERVICES LLC

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company is exempt from Rule 15c3-13 pursuant to the provisions of Section (k)(2)(ii) of the rule.